Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

The following statement will be made by Aetna:

Statement of

Thomas J. Sabatino, Jr.

Executive Vice President and General Counsel

Aetna, Inc.

House Judiciary Committee

Subcommittee on Regulatory Reform, Commercial and Antitrust Law

“Competition in the Pharmaceutical Supply Chain:

The Proposed Merger of CVS Health and Aetna”

February 27, 2018

Introduction

Chairman Marino, Ranking Member Cicilline, Members of the Committee,

Thank you for giving us the opportunity to testify today about our efforts to improve the consumer health care experience.

Aetna has a long and proud history of evolving to meet the needs of consumers. Since 1853 when the company first opened its doors, Aetna has brought high-quality services and products to consumers. Our business now serves 22.2 million medical members through our commercial, Medicare and Medicaid products. Our leadership has challenged our nearly 50,000 employees across the globe to build trusted relationships with our members in their homes and local communities. Aetna was founded as an insurance company and is evolving into a health company.

The acquisition by CVS Health is the next step in our journey to put consumers at the center of their care. I am pleased to be here today to describe how we will do that.

Challenges of the U.S. Health Care System

The U.S. health care system as we know it was largely founded by accident. Facing a tight labor market in the middle of the 20th century, employers began offering health benefits to attract employees. Congress, recognizing the need to create infrastructure to support a growing population, passed the Hill-Burton act to fund hospital construction in communities across the country. This combination created a new system that was designed around the needs of institutions – hospitals, employers, and insurance companies – not consumers.

As a result, the health care industry has not been able to keep pace with either the rate of technological innovation or the shifting expectations of consumers. Today, our system is the most expensive in the world spending close to 18 percent of GDP1, while half of all adults suffer from at least one chronic health condition including diabetes, heart disease, and obesity.2 If you have ever used the U.S. health care system, you also know that trying to navigate your way around can be like walking through a maze.

Aetna recognizes that the status quo is not sustainable. Costs cannot continue to increase while the system fails to deliver the outcomes and experiences that consumers deserve. We think that the best way to address this crisis is to re-examine our definition of health and organize ourselves around the consumer. Our aim is to create a value-based system that aligns with the goals of the

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1 Centers for Medicare and Medicaid Services. National Health Expenditures 2016 Highlights. U.S. Department of Health and Human Services. 2017. https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/NationalHealthAccountsHistorical.html.

2 Goodman, R.A., Schiller, J.S., Ward, B.W. Multiple chronic conditions among US adults: a 2012 update. Prev Chronic Dis. April 17, 2014. https://www.ncbi.nlm.nih.gov/pubmed/24742395.

physician payment reforms passed by Congress two years ago, otherwise known as MACRA, which rewards providers for patient outcomes instead of a greater volume of services.

Expanding the Definition of Health

Today’s health care system aims to fix people when they are broken – not provide personalized care that will keep individuals healthy throughout their lives. In 1948, the World Health Organization recognized that we need to take a holistic approach, defining health as “a state of complete physical, mental, and social well-being and not merely the absence of disease or infirmity.”3 Over the last several decades, research has shown that 60 percent of the factors impacting premature death have nothing to do with the care that people receive in a doctor’s office or hospital or their genetics.4 Instead, the majority of factors impacting health are related to social and environmental factors – for example, having enough food, getting enough physical activity, and spending time around other people to prevent loneliness.

For decades, Aetna has been a traditional insurance company. We have focused our resources on administering health plans and pricing our products appropriately for the risk we assume. But today, we recognize that to improve the health of our members and deliver a more affordable and simpler experience, we need to develop a value-based relationship with our members. Our strategy is to expand our presence in the home and local community to learn about individual health goals and connect our members to the tools, information, and resources they need to help them achieve a lifetime of wellbeing.

We are already making progress on our vision. Our workforce is growing, and we are hiring additional clinicians and care managers whose job it is to make sure that our members are able to access the care and resources they need to stay healthy. Our digital team has developed new applications so that our members can access the tools and information they need to make better decisions about their health care. Our analytics team can identify members who are at high-risk for developing health complications and share that information with providers to help them prevent catastrophic health events before they happen. But to fulfill our vision for a truly consumer-centric experience, we need to get closer to our members and have a presence in the communities where our members live and work. This is not something Aetna can do on its own, but it is something we can do very well in combination with CVS.

Fortifying the Health Care System in Local Communities

Aetna is joining with CVS Health to fortify the health care system and create a new experience for our members based in the local community. We plan to combine CVS Health’s extensive

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3 World Health Organization. Constitution of WHO: principles. http://www.who.int/about/mission/en/data/assets/pdf_file/0003/152184/RD_Dastein_speech_wellbeing_07Oct.pdf.

4 Artiga, S., Heiman, H. Beyond Health Care: The Role of Social Determinants in Promoting Health and Health Equity. Kaiser Family Foundation. November 4, 2015. https://www.kff.org/disparities-policy/issue-brief/beyond-health-care-the-role-of-social-determinants-in-promoting-health-and-health-equity/.

retail footprint with Aetna’s health plans, analytics capabilities, and extensive network of medical professionals to create a better, more personalized health care system in homes and communities across the country. The key to our strategy is more regular, individualized, and effective engagement with health care consumers not just when they are sick, but as they take steps to maintain and improve health. Today, nearly 70 percent of the U.S. population lives within three miles of a CVS Health retail store, and nearly five million Americans visit a CVS store each day. We will create a new consumer service model in the local community that enables us to learn about the health needs and ambitions of our members. We will then connect our members to relevant resources, including health care providers or community organizations, that can improve the social and environmental factors impacting health.

We also understand the important relationships that consumers have with their physicians and other health care providers. Our new company will not replace this valuable relationship. Instead, we will partner with local providers to help consumers achieve their personal care plans and make sure they have the information and services they need to stay healthy. For example, providers could encourage members to visit their local CVS store to get advice on fitness or managing medications. We could also perform routine tests to monitor chronic condition and share these results electronically with the member’s primary care physician.

Lowering Costs for Consumers

Both Aetna and CVS recognize that our combined company must also address the problem of unsustainable costs throughout the health care system. Here are a few noteworthy facts:

•	Between 2012 and 2016, cumulative spending on inpatient care has grown 8.3 percent; and spending on outpatient care has grown 17.1 percent.5

•	Unnecessary and inefficient care contributes to $765 billion in annual waste.6

•	Eighty-six percent of annual U.S. health care expenditures are for people with chronic health conditions.7

It is important to note that Aetna and other insurance companies are among the most highly regulated stakeholders within the health care sector. For the bulk of our business, we are required to pay rebates to our customers if our medical loss ratio is less than 85 percent, with the

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5 Health Care Cost Institute. 2016 Health Care Cost and Utilization Report. 2018. http://www.healthcostinstitute.org/report/.

6 Institute of Medicine of the National Academies. Best Care at Lower Cost: The Path to Continuously Learning Health Care in America. The National Academies Press. 2013. https://www.nap.edu/read/13444/chapter/3#13.

7 Basu, J., Deitz, D., Gerteis, J., Izrael, D., LeRoy, L., Miller, T., Ricciardi R. Multiple Chronic Conditions Chartbook:2010 Medical Expenditure Panel Survey Data. AHRQ Publications No, Q14-0038. Rockville, MD: Agency for Healthcare Research and Quality. April 2014. https://www.ahrq.gov/sites/default/files/wysiwyg/professionals/prevention-chronic-care/decision/mcc/mccchartbook.pdf.

remaining funds going toward our cost of doing business, including our investments in innovative health care solutions. We believe that our community-based health care model will provide more personalized and holistic care to our members, addressing the root causes of the chronic disease epidemic and lowering costs for consumers. This approach can also significantly reduce spending on unnecessary, wasteful, or ineffective care.

Addressing the Unsustainable Rise in Prescription Drug Costs

We realize the tremendous value that prescription drugs provide to consumers; however, the cost of these medications has been rising at an unsustainable rate. Between 2012 and 2016, overall spending on prescription drugs has grown by 27.2 percent.8 Commercial drug costs now represent 20 percent of Aetna’s total insured health care spend compared to 16 percent five years earlier.

These price increases are largely driven by the cost of specialty drugs, which treat complex chronic conditions including cancer, hepatitis, nervous system or blood disorders, and autoimmune conditions. From 2014 to 2015, overall spending on specialty medications increased by over 20 percent in a single year, reaching $150 billion in total sales.9 Today, specialty drugs represent 1.3 percent of Aetna’s total prescriptions, but account for 47 percent of our total drug costs.

Pharmacy benefits managers (or PBMs), including CVS, keep costs down for consumers by negotiating discounts, or rebates, on behalf of their customers. On average, over 90 percent of rebates in commercial plans are passed on to customers in the form of lower premiums or reduced out-of-pocket expenses for members.10 While drug companies claim that rebates sufficiently protect against rises in the list prices for their products, a 2017 study found that there was no correlation between price increases by manufacturers and the rebates that they negotiate with PBMs.11 In other words, manufacturers are increasing drug prices regardless of the negotiated rebate levels – substantially increasing the manufacturer’s margin and increasing costs for consumers. For example, even after rebates, the price of the leading immunosuppressive drug Humira has risen from about $19,000 per year in 2012 to more than $38,000 today.12

Aetna believes that the long-term solution to unsustainable increases in drug prices is to move toward a value-based system which rewards pharmaceutical manufacturers for health care outcomes. To date, we have entered into around 25 such agreements with manufacturers that pay

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8 Health Care Cost Institute. 2016 Health Care Cost and Utilization Report. 2018. http://www.healthcostinstitute.org/report/.

9 National Pharmaceutical Services. Specialty Drug Spending White Paper. Pharmaceutical Technologies, Inc. 2018. https://www.pti-nps.com/nps/wp-content/uploads/2017/04/NPS_Specialty-Medication-White-Paper-Web.pdf.

10 Visante. Increasing Prices Set by Drugmakers Not Correlated With Rebates. June 2017. https://www.pcmanet.org/wp-content/uploads/2017/06/Visante-Study-on-Prices-vs.-Rebates-FINAL.pdf.

11Ibid.

12 Hakim, D. Humira’s Best-Selling Drug Formula: Start at a High Price. Go Higher. The New York Times. January 6, 2018. https://www.nytimes.com/2018/01/06/business/humira-drug-prices.html.

based on therapeutic value delivered while incentivizing appropriate medication management and other services to make these drugs successful. We find it ironic that the pharmaceutical industry is partnering with PBMs to develop new payment models while simultaneously spending over $100 million on a campaign to target these same PBMs.13 Aetna remains committed to advancing a value-based framework to continue addressing this important issue.

I would also like to applaud actions by the administration and Congress to begin addressing rising drug costs. Recently passed provisions in the Bipartisan Budget Act of 2018 will provide faster relief to seniors in the Medicare Part D donut hole while encouraging the use of biosimilars and reducing Part D costs for all seniors. The President’s proposed 2019 budget builds on this progress by providing Part D plans and states with more tools to negotiate lower drug prices, reforming how Medicare reimburses for Part B drugs, and expediting generic competition. I also thank Commissioner Gottlieb for making reforms to the FDA approval process, taking steps to reduce the backlog of generic applications, and publicly releasing the list of off-patent drugs with no generic alternative.

Bringing CVS Health and Aetna Together

Aetna is committed to building a new health care system designed around the consumer. While our company has been developing new tools and resources to enhance the quality of care our members receive, we believe that combining with CVS Health will accelerate our strategy to provide consumers with access to personalized care in local communities across the country.

I want to remind the committee that this is a vertical transaction with no significant overlap in our existing business. Aetna’s core business is health insurance, while the vast majority of CVS Health’s revenue comes from retail pharmacies and pharmacy benefits management. Aetna does not have a retail footprint in any of the communities we serve, and we already rely on CVS to perform pharmacy benefit management functions for the bulk of our members.

After the transaction closes, which we anticipate will be in the second half of 2018, Aetna will become a standalone business unit of CVS Health, and the Aetna brand will remain in the marketplace. Our core products and services will not initially change. Aetna will continue to make significant investments designed to improve the health and wellbeing of our members and provide a better experience.

Conclusion

The Aetna and CVS Health transaction brings together two innovative businesses in a sector that needs to change. Combining these companies will help consumers receive simpler, better, more affordable care, and offer an improved overall experience in many locations across the country. A technological and digital revolution in health care is underway, and our new company will be

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13 Lipton, L. Thomas, K. Drug Lobbyists’ Battle Cry Over Prices: Blame the Other. The New York Times. May 29, 2017. https://www.nytimes.com/2017/05/29/health/drug-lobbyists-battle-cry-over-prices-blame-the-others.html.

well-positioned to design a new system built around the needs of today’s consumers. Thank you again for the opportunity to testify today. I look forward to addressing any questions you may have.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.